UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT No. 3

to

ANNUAL REPORT

OF

THE REPUBLIC OF ARGENTINA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2018

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Andrés de la Cruz

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

*	The Registrant is filing this amendment No.3 to its annual report on a voluntary basis.

EXPLANATORY NOTE

This amendment (the “Amendment”) to the Republic of Argentina’s (the “Republic” or “Argentina”) Annual Report on Form 18-K for the year ended December 31, 2018 (the “Annual Report”) comprises:

(a)	Pages numbered 1 to 5 consecutively.

(b)	The following exhibit:

Exhibit 1.    Recent Developments

This Amendment is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, the Republic of Argentina, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buenos Aires, Argentina, on the 20th day of April, 2020.

THE REPUBLIC OF ARGENTINA

By:	/s/ Diego Bastourre
Name:	Diego Bastourre
Title:	Secretary of Finance of the Republic of Argentina

EXHIBIT INDEX

Exhibit	Description

1.	Recent Developments

5